

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 21, 2014

Via E-mail
Kee Yuen Choi
Chief Executive Officer and Director
eBullion, Inc.
80 Broad Street, 5th Floor
New York, New York 10004

>   **Re: eBullion, Inc.**
>   **Amendment No. 6 to Registration Statement on Form S-1**
>   **Filed February 3, 2014**
>   **File No. 333-188003**

Dear Mr. Choi:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to comment 2 of our comment letter dated January 22, 2014. Please explain to us, and revise your disclosure as appropriate to clarify, whether the trading account form filed as Exhibit 10.11 concerns the customers' electronic trading accounts maintained by Man Loong, the customers' deposit accounts maintained by Man Loong or both. In addition, please revise your disclosure to explain how payments and trades are processed for customers that do not maintain deposit accounts with Man Loong and file any written agreements that address such process as exhibits to the registration statement or advise. Also, it appears that certain provisions of the agreement filed as Exhibit 10.11 are not consistent with your disclosure in your registration statement. For example only, please see section 6, wherein the agreement indicates that Man Loong may be the counterparty for certain customer transactions. Please explain to us how this agreement is consistent with the disclosure in your registration statement or revise your disclosure as appropriate.

2.   We note your response to comment 6 of our comment letter dated January 22, 2014 and we reissue in part our prior comment. We note your revised disclosure in the summary and business sections that eBullion Trade was created for the purpose of trading silver contracts as a trading member on the Guangdong Precious Metal Exchange. Please describe in greater detail the types of contracts it would trade, e.g., futures contracts. Also discuss in greater detail the business that would be conducted by eBullion Trade if its application is approved. For example, would its business be similar to Man Loong's current business? In addition, please discuss the business purpose of Man Loong making the loan to eBullion Trade where Man Loong will not receive any interest and eBullion Trade as the borrower has the option of repaying the loan in full by transferring all of its share capital to Man Loong which would make Man Loong the sole shareholder of eBullion Trade.

Selling Stockholders, page 31

3.   We note your response to comment 8 of our comment letter dated January 22, 2014 and the related revisions to your selling stockholder table. Please revise your disclosure in the table regarding the holdings of Chui Chui Li to reflect the shares held by Ka Ming Lau, her spouse, or advise. In addition, according to the table, Ka Ming Lau will still hold the shares owned by Chui Chui Li, his spouse, after the completion of the offering. However, it appears that Chui Chui Li will be selling all of her shares in the offering. Please revise your disclosure as appropriate or advise.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25

4.   We note your response to our prior comment 5 and your revision to your filing. Please specifically state within your results of operations discussion that the recent lack of volatility of gold prices could result in less trade revenue, as you have stated in your response to us.

Financial Statements

Financial Statements of eBullion, Inc. for the Six Months Ended September 30, 2013 and 2012, page F-1

Notes to the Financial Statements, page F-5

4. Loan receivable from eBullion Trade, page F-15

5.   We note your response to our prior comment 10. Your response did not address how you determined that eBullion Trade is not a VIE, please tell us how you made that determination. Additionally, with respect to your analysis that Man Loong is not the

primary beneficiary, please tell us how you considered that Man Loong appears to be the only entity that would absorb any eBullion Trade losses if the loan is not repaid. Further, based on the apparent obligation of Man Loong to absorb the expected losses of eBullion Trade, please tell us how you were able to conclude that Man Loong does not direct the activities of eBullion Trade. Within your response, please refer to ASC 810-10.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jennifer Monick at (202) 551-3295 or Kevin Woody at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Beth Frohlichstein at (202) 551-3789 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief

cc: Leslie Marlow, Esq. (Via E-mail)
        Hank Gracin, Esq. (Via E-mail)